EXHIBIT 99.3

Abitibi-Consolidated and AbitibiBowater Undertake to Postpone
Earliest Exchangeable Share Redemption Date

MONTREAL, July 26 /CNW Telbec/ - Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A) and Bowater Incorporated (NYSE: BOW) announced today that Abitibi-Consolidated and AbitibiBowater have undertaken, subject to the closing of the combination of Abitibi-Consolidated and Bowater, to cause the earliest date on which all outstanding non-voting exchangeable shares may be called for redemption by the Board of Directors of Bowater Canada Inc. (TSX: BWX), an exchangeable share public subsidiary of Bowater, subject to certain exceptions, to be postponed to June 30, 2026, from the June 30, 2018 date contemplated in the form of articles of amendment of Bowater Canada approved at a meeting of its shareholders held on July 25, 2007.

The combined company, which will be called AbitibiBowater Inc. will produce a wide-range of newsprint and commercial printing papers, market pulp and lumber products. It will be the eighth largest pulp and paper manufacturer in the world. AbitibiBowater will own or operate 32 pulp and paper facilities and 35 wood product facilities located in the U.S., Canada, the United Kingdom and South Korea. It will also be among the world's largest recyclers of newspapers and magazines, and a global leader in sustainable forest management through independent third-party certification.

About Abitibi-Consolidated Inc.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills.

About Bowater Incorporated

Bowater Incorporated, headquartered in Greenville, SC, is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater employs approximately 6,900 people and has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also operates a converting facility and owns 10 sawmills. Bowater's operations are supported by approximately 708,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world's largest consumers of recycled newspapers and magazines. Bowater common stock is listed on the New York Stock Exchange. A special class of stock exchangeable into Bowater common stock is listed on the Toronto Stock Exchange (TSX: BWX). To learn more, visit www.bowater.com.

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words "expects," "projects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated's and Bowater's plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated's and Bowater's products, the future development of Abitibi-Consolidated's and Bowater's business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. This news release also includes information that has not been reviewed by either company's independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company's filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated's and Bowater's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC's internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

For further information:

Investors: Abitibi-Consolidated Francesco Alessi (514) 394-2341 falessi@abitibiconsolidated.com	Investors: Bowater Duane A. Owens (864) 282-9488
Media: Abitibi-Consolidated Denis Leclerc (514) 394-3601 denis_leclerc@abitibiconsolidated.com	Media: Bowater Kathleen M. Bennett (864) 282-9452